UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2021

Commission File 001 — 33175

Vedanta Limited

(Exact name of registrant as specified in the charter)

1st Floor, ‘C’ wing, Unit 103,

Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai-400 093

Maharashtra, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Over the years, Vedanta has been positively impacting lives, through healthcare, education, skilling, and livelihood providing inclusive development of our communities and developed trust with our communities. We treat Corporate Social Responsibility (CSR) not as a mandate but as the very core of why business exists – to eventually share the wealth for prosperity of our communities.

Continuing our commitment towards the purpose of giving back to the community as an inherent part of the Vedanta ethos, we are delighted to share our 1st CSR Annual Report for the financial year 2020-21 which provides a key testament to our impactful programs aimed at contributing significantly to social transformation.

The aforesaid report is available for download and can be accessed on the Company’s website at www.vedantalimited.com.

Request to please take the same on record.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 6, 2021	VEDANTA LIMITED

	By:	/s/ Prerna Halwasiya
Name: Prerna Halwasiya
Title: Company Secretary & Compliance Officer